UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 20-F

Amendment #1

   [X]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g)OF THE SECURITIES EXCHANGE ACT OF 1934

OR

   [ ]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended________________________________

OR

   [ ]   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the transition period from ____________ to __________

EVOLVING GOLD CORPORATION

(Exact name of Registrant as specified in its charter)

__________British Columbia, Canada_____________

(Jurisdiction of incorporation or organization)

Suite 1200, 1188 West Georgia St., Vancouver, British Columbia, Canada  V6E 4A2

(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:

None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:                                                               None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.                                                              6,150,100

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days.            Yes ___   No xxx

Indicate by check mark which financial statement item the registrant has elected to follow:                                   Item 17 xxx   Item 18 ___

Index to Exhibits on Page 39

#

EVOLVING GOLD CORPORATION

FORM 20-F REGISTRATION STATEMENT

AMENDMENT #1

TABLE OF CONTENTS

Part I                                                     Page

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies	38
Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds	38
Item 15.	Controls and Procedures	38
Item 16.	Reserved	39
Item 16A.	Audit Committee Financial Expert	39
Item 16B.	Code of Ethics	39
Item 16C.	Principal Accountant Fees and Services	39
Item 16D.	Exemptions from the Listing Standards for Audit Committee	39
Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	39

Part III

Item 17.	Financial Statements	39
Item 18.	Financial Statements	39
Item 19.	Exhibits	39

#

INTRODUCTION

Evolving Gold Corporation (“Evolving Gold” , the “Company” or the “Issuer”) was incorporated under the Canada Business and Corporations Act on 6/19/2003 in the name of 6109527 Canada Ltd.  On 9/30/2003, the Company amended its Articles and changed its name to Evolving Gold Corp.

BUSINESS OF EVOLVING GOLD CORPORATION

Evolving Gold Corporation is principally a mineral company engaged in the acquisition and exploration of mineral properties.

There are no known proven reserves of minerals on the Issuer’s properties.  The Issuer does not have any commercially producing mines or sites, nor is the Issuer in the process of opening any commercial mines or sites.  The Issuer has not reported any revenue from operations since incorporation.  As such, the Issuer is defined as an “exploration-stage company”.

FINANCIAL AND OTHER INFORMATION

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (“CDN$” or “$”).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS

This Registration Statement on Form 20-F contains forward-looking statements principally in ITEM #4, “Information on the Company” and ITEM #5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. These statements may be identified by the use of words like “plan”, “expect”, “aim”, “believe”, “project”, “anticipate”, “intend”, “estimate”, “will”, “should”, “could” and similar expressions in connection with any discussion, expectation, or projection of future operating or financial performance, events or trends. In particular, these include statements about the Issuer’s strategy for growth, property exploration, mineral prices, future performance or results of current or anticipated mineral production, interest rates, foreign exchange rates, and the outcome of contingencies, such as acquisitions and/or legal proceedings.

Forward-looking statements are based on certain assumptions and expectations of future events that are subject to risks and uncertainties.  Actual future results and trends may differ materially from historical results or those projected in any such forward-looking statements depending on a variety of factors, including, among other things, the factors discussed in this Registration Statement under ITEM #3, “Key Information, Risk Factors” and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission. We have obligations under the federal securities laws to disclose material progress related to previously disclosed information.

#

PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1.  Directors

Table No. 1 lists as of  the names of the Directors of the Issuer.

Table No. 1

Directors

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name	Age	Date First Elected of Appointed

Lawrence Dick(1) (2)	52	June 19, 2003
Warren McIntyre (1) (3)	42	June 19, 2003
Roelof de Jonge (1) (4)	50	June 19, 2003
Chris Osterman (5)	47	July 15, 2004
Paul Cowley, P.Geo. (6)	48	September 15,2004

------------------------------------------------------------------------------

(1)

Member of Audit Committee.

(2)

1200-1188 West Georgia Street, Vancouver, B.C. CANADA V6E 4A2

(3)

1200-1188 West Georgia Street, Vancouver, B.C. CANANA V6E 4A2

(4)

1200-1188 West Georgia Street, Vancouver, B.C. CANADA V6E 4A2

(5)

1200-1188 West Georgia Street, Vancouver, B.C. CANADA V6E 4A2

(6)

1200-1188 West Georgia Street, Vancouver, B.C. CANADA V6E 4A2

______________________________________________________________________________

______________________________________________________________________________

1.A.2.  Senior Management

Table No. 2 lists, as of 9/31/2004, the names of the Senior Management of the Company.  The Senior Management serves at the pleasure of the Board of Directors.

Table No. 2

Senior Management

______________________________________________________________________________

______________________________________________________________________________

------------------------------------------------------------------------------

Name and Position	Age	Date of First Appointment

Lawrence Dick, President and CEO	52	June 19, 2003
Roelof de Jonge, CFO	50	June 19, 2003
Warren McIntyre, Corporate Secretary	42	April 1, 2004

______________________________________________________________________________

______________________________________________________________________________

Mr. Dick’s business functions, as President and Chief Executive Officer of the Company, include strategic planning, operations, financial administration, accounting, liaison with auditors-accountants-lawyers-regulatory authorities-financial community/ shareholders; and preparation/payment/organization of the expenses/taxes/ activities of the Company, and reporting to the Board of Directors.

Mr. De Jonge’s business functions, as Chief Financial Officer, include financial administration; accounting and financial statements; liaison with auditors, accountants, and financial community/shareholders; and preparation/ payment/organization of the expenses/taxes/activities of the Company. He assists in ensuring the Company’s compliance with all statutory and regulatory compliance.

Mr. McIntyre’s business functions, as Corporate Secretary, include attending and be the secretary of all meetings of the Board, shareholders and committees of the Board and shall entering or causing to be entered in records kept for that purpose minutes of all proceedings thereat; gives or causes to be given, as and when instructed, all notices to shareholders, Directors, officers, auditors and members of committees of the Board; is the custodian of the stamp or mechanical device generally used for affixing the corporate seal of the Company and of all books, records and instruments belonging to the Company, except when some other officer or agent has been appointed for that purpose; and in the future can have such other powers and duties as the Board of the chief executive officer may specify.  Mr. McIntyre may delegate all or part of his duties as Corporate Secretary to a nominee from time to time.

1.B.  Advisors

The Company’s Canadian Legal Counsel:

                             Bruce Bragagnolo Law Corporation

                             Contact: Bruce Bragagnolo

                             1055 West Georgia Street

                             Suite 950

                             Vancouver, B.C. CANADA V6C 3B8

The Company’s bank is:       Bank of Montreal

                             First Bank Tower

                             595 Burrard Street

                             Vancouver, B.C. CANADA V7X 1L7

                             Contact: Colleen Siamoto

                             Telephone: 604-665-2605

1.C Auditors

The Company’s auditor is:    Amisano Hanson, Chartered Accountants

                             Suite 604, 750 West Pender Street

                             Vancouver, B.C. CANADA V6C 2T7

                             Telephone: 604-689-0188

                             Facsimile: 604-689-9773

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.

--- No Disclosure Necessary ---

ITEM 3.  KEY INFORMATION.

3.A.1.  Selected Financial Data

3.A.2.  Selected Financial Data

The selected financial data of the Company for Fiscal 2004 ended March 31st was derived from the financial statements of the Company that have been audited by Amisano Hanson, independent Chartered Accountants, as indicated in their audit reports, which are included elsewhere in this Registration Statement.

The selected financial data as at and for the three-month period ended 6/30/2004 have been derived from the unaudited financial statements of the Issuer, included herein and, in the opinion of management include all adjustments (consisting solely of normally recurring adjustments) necessary to present fairly the information set forth therein.

The selected financial data should be read in conjunction with the financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future.  The present policy of the Company is to retain all available funds for use in its operations and the expansion of its business.

Table No. 3 is derived from the financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and Canadian/USA Generally Accepted Auditing Standards (GAAS).  All material numerical differences between Canadian GAAP and US GAAP, as applicable to the Company, are described in footnotes to the financial statements.

Table No. 3

Selected Financial Data

(CDN$ in 000, except per share data)

________________________________________________________________________________

________________________________________________________________________________

	3 Months	Year
	Ended 6/30/04	Ended 3/31/04
CANADIAN GAAP
Revenue	Nil	Nil
Income (Loss) for the Period	($51)	($152)
Basic Income (Loss) Per Share	($0.02)	N/A
Dividends Per Share	Nil	Nil
Wtg. Avg. Shares (000)	6,150.1
Period-end Shares	6,150	100

Working Capital	$76	$127
Mineral Properties	$27	$27
Long-Term Debt	Nil	Nil
Capital Stock	$307	$100
Shareholders’ Equity (Deficit)	$103	$154
Total Assets	$117	$170

US GAAP
Net Loss	N/A	($179)
Loss Per Share	N/A	($0.03)
Mineral Properties	N/A	0
Shareholders’ Equity	N/A	$127
Total Assets	N/A	$143

--------------------------------------------------------------------------------

(1)  Cumulative Net Loss since incorporation through 3/31/2004 under US GAAP was

     ($152,118).

(2)  a) Under US GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.

     b) Under SEC interpretation of US GAAP, all costs related to exploration-

        stage properties are expensed in the period incurred.

________________________________________________________________________________

________________________________________________________________________________

3.A.3.  Exchange Rates

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).  The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

Table No. 4 sets forth the exchange rates for the Canadian Dollar at the end of the fiscal year ended March 31, 2004 (Fiscal 2004 was the first year of operation for the Issuer) the average rates for the period, and the range of high and low rates for the period.  The data for each month during the most recent six months is also provided along with the data for the fiscal quarters ended 6/30/2004 and 3/31/2004.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York.  The table sets forth the number of Canadian Dollars required under that formula to buy one U.S. Dollar.  The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4

U.S. Dollar/Canadian Dollar

______________________________________________________________________________

______________________________________________________________________________

Period	Average	High	Low	Close

October 2004		1.27	1.22	1.22
September 2004		1.31	1.26	1.26
August 2004		1.33	1.30	1.32
July 2004		1.33	1.31	1.33
June 2004		1.38	1.34	1.34
May 2004		1.40	1.36	1.37

Fiscal Quarter Ended 6/30/2004	1.36	1.40	1.31	1.34
Fiscal Quarter Ended 3/31/2004	1.33	1.35	1.27	1.31

Fiscal Year Ended 3/31/2004	1.35	1.48	1.27	1.31

______________________________________________________________________________

______________________________________________________________________________

3.B.  Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 9 / 15 /2004.  As of , the Company has cash and cash equivalents totaling $73,874.  The Company has no significant debt outstanding as of 9 / 15 /2004 and had issued and outstanding common shares of 6.15 million. The Company has no current indirect or contingent indebtedness.

Table No. 5

Capitalization and Indebtedness

______________________________________________________________________________

SHAREHOLDERS’ EQUITY
6,150,100 shares issued and outstanding	$306,600
Retained Earnings (deficit)	($203,422)
Net Stockholders’ Equity	$103,178
TOTAL CAPITALIZATION	$306,600

Stock Options Outstanding (At 9/14/2004):	500,000
Preference Shares Outstanding:	Nil
Capital Leases:	Nil
Guaranteed Debt	Nil
Secured Debt:	Nil

______________________________________________________________________________

______________________________________________________________________________

#

3.C.  Reasons For The Offer And Use Of Proceeds

--- No Disclosure Necessary ---

3.D.  Risk Factors

Risks Related to Our Company

Cumulative Unsuccessful Exploration Efforts By Evolving Gold Personnel Could Result In the Company Having to Cease Operations:

The expenditures to be made by Evolving Gold in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities.  Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence could ultimately result in Evolving Gold having to cease operations.

Evolving Gold Has No Reserves on the Properties in Which It Has an Interest and If Reserves Are Not Defined the Company Could Have to Cease Operations:

The properties in which Evolving Gold has an interest or the concessions in which Evolving Gold has the right to earn an interest are in the exploratory stage only and are without a known body of ore. If Evolving Gold does not ultimately find a body of ore, it would have to cease operations.

Evolving Gold Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders:

None of the Issuer’s properties have advanced to the commercial production stage and the Issuer has no history of earnings or positive cash flow from operations. The cumulative loss since the Issuer’s inception of the exploration stage, according to U.S. Gaap, is ($152,118).  The Issuer does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the Issuer has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders. Management has no current plans to enter into any debt obligations and plans to meet all capital requirements through the issuance of the Issuer’s capital stock.

Evolving Gold currently has 500,000 share purchase options outstanding and no share purchase warrants outstanding. If all of the share purchase options were exercised, the number of common shares issued and outstanding would increase from 6,150,100 (as of 9/14/2004) to 6,650,100.  This represents an increase of 8% in the number of shares issued and outstanding and would result in dilution to current shareholders.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of Evolving Gold And Shareholders Could Find It Difficult to Sell Their Stock:

The Issuer’s stock is subject to “penny stock” rules as defined in 1934 Securities and Exchange Act rule 3a51-1.  The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks.  The Issuer’s common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities.  Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market.  The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer’s account.  The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer’s confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction.  These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company’s common shares in the United States and shareholders may find it more difficult to sell their shares.

Evolving Gold is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in the Company Having to Cease Operations:

While engaged in the business of exploiting mineral properties, the nature of Evolving Gold’s business, its ability to continue its exploration of potential exploration projects, and to build a competitive edge in the marketplace, depends, in large part, on its ability to attract and maintain qualified key management personnel.  Competition for such personnel is intense and the Company may not be able to attract and retain such personnel.  Evolving Gold’s growth will depend, on the efforts of its Senior Management, particularly its President and CEO, Lawrence Dick and its Corporate Secretary, Mr. Warren McIntyre. We do not carry key person insurance on senior management and other personnel.

Dilution Through Employee/Director/Consultant Options Could Adversely Affect Evolving Gold’s Stockholders

Because the success of Evolving Gold is highly dependent upon its respective employees, the Company has granted to some or all of its key employees, Directors and consultants options to purchase common shares as non-cash incentives.  To the extent that significant numbers of such options may be granted and exercised, the interests of the other stockholders of the Company may be diluted. There are currently 500,000 share purchase options outstanding, which, if exercised, would result in an additional 500,000 common shares being issued and outstanding. (For a breakdown of dilution, refer to the risk factor entitled: “Evolving Gold Has Minimal Positive Cash Flow and No Recent History of Significant Earnings and Is Dependent upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations. Public distributions of capital result in dilution to existing shareholders”)

U.S. Investors May Not Be Able to Enforce Their Civil Liabilities against Us or Our Directors, Controlling Persons and Officers

It may be difficult to bring and enforce suits against Evolving Gold.  The Issuer is a corporation incorporated in Canada under the Canadian Corporations Act.  A majority of the Company's directors must be residents of Canada, and all or substantial portions of their assets are located outside of the United States, predominately in Canada.  As a result, it may be difficult for U.S. holders of our common shares to affect service of process on these persons within the United States or to realize in the United States upon judgments rendered against them.  In addition, a shareholder should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us or such persons predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us or such persons predicated upon the U.S. federal securities laws or other laws of the United States.

However, U.S. laws would generally be enforced by a Canadian court provided that those laws are not contrary to Canadian public policy, are not foreign penal laws or laws that deal with taxation or the taking of property by a foreign government and provided that they are in compliance with applicable Canadian legislation regarding the limitation of actions.  Also, a Canadian court would generally recognize a judgment obtained in a U.S. Court except, for example:

  a) where the U.S. court where the judgment was rendered had no jurisdiction according to applicable Canadian law;

  b) the judgment was subject to ordinary remedy (appeal, judicial review and any other judicial proceeding which renders the judgment not final, conclusive or enforceable under the laws of the applicable state) or not final, conclusive or enforceable under the laws of the applicable state;

  c) the judgment was obtained by fraud or in any manner contrary to natural justice or rendered in contravention of fundamental principles of procedure;

  d) a dispute between the same parties, based on the same subject matter has given rise to a judgment rendered in a Canadian court or has been decided in a third country and the judgment meets the necessary conditions for recognition in a Canadian court;

  e) the outcome of the judgment of the U.S. court was inconsistent with Canadian public policy;

  f) the judgment enforces obligations arising from foreign penal laws or laws that deal with taxation or the taking of property by a foreign government; or

  g) there has not been compliance with applicable Canadian law dealing with the limitation of actions.

As a "foreign private issuer”, Evolving Gold is exempt from the Section 14 proxy rules and Section 16 of the 1934 Securities Act May Result in Shareholders Having Less Complete and Timely Data

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data.  The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data. This data includes:

1.

Insider trading data disclosed on Canadian regulatory websites is different.

2.

U.S. companies have specified content and filing requirements regarding disclosures to shareholders for the annual meeting and Canadian regulations specify a modestly different content.

3.

Canadian interim financial statements are not necessarily prepared according U.S. GAAP.

4.

The filing deadlines for foreign private issuers are different than for U.S. issuers.

Risks Related to the Industry

Industry - Operating Hazards and Risks Associated with the Mining Industry Could Result in Evolving Gold Having to Cease Operations:

Resource exploration activities generally involve a high degree of risk.  Hazards such as unusual or unexpected formations and other conditions are involved.  Operations in which the Issuer has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration for precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage.  Evolving Gold may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force Evolving Gold to cease operations.

Industry - The Amount of Capital Necessary to Meet All Environmental Regulations Associated with the Exploration Programs of the Issuer Could Be In An Amount Great Enough to Force Evolving Gold to Cease Operations:

The current and anticipated future operations of the Issuer, including further exploration activities require permits from various Federal and Provincial governmental authorities in Canada. (Evolving Gold has the required permissions to enable it to engage in exploration work consisting of rock sampling and geophysical mapping. This work will be carried out on the Murray Lake Property on or before December 1, 2004 weather permitting.)  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Environmental regulations which impact work on the property include filing a safety plan, a spill contingency plan and an emergency evacuation procedure. Management intends to complete this within the next 90 days in order to allow personnel to do further work on the property.

Large increases in capital expenditures resulting from any of the above factors could force Evolving Gold to cease operations.

Industry - Mineral Prices May Not Support Corporate Profit for Evolving Gold:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are found (which is not guaranteed), a profitable market may not exist for the sale.  If a profitable market does not exist, Evolving Gold could have to cease operations.

ITEM 4.  INFORMATION ON THE COMPANY

4.A. History of the Company

Introduction

The Issuer’s executive office is located at:

   Suite 1200, 1188 West Georgia Street

   Vancouver, British Columbia, Canada  V6E 4A2

   Telephone: (604) 685-6375

   Facsimile: (604) 669-2960

   Website: www.evolvinggold.com

   Email: info@evolvinggold.com

The contact person is: Mr. Lawrence Dick, President and CEO.

The Issuer's fiscal year ends March 31st.

The Issuer's common shares trade on the Canadian Trading and Quotation System Inc. (the “CNQ”) under the symbol: “GOLD”.

The Issuer has unlimited common shares without par value authorized.  At 3/31/2004, the end of the Company's most recent fiscal year, there were 100 common shares issued and outstanding. At 9 / 15 /2004, the end of the Company’s most recently completed fiscal quarter; there were 6,150,100 common shares issued and outstanding.

In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars (CDN$).

Incorporation and Name Changes

Evolving Gold Corporation (“Evolving Gold”, the “Company” or the “Issuer”) was formed under the Canada Business and Corporations Act on 6/19/2003 under the name “6109527 Canada Ltd.”  On 9/30/2003, the Company amended its Articles to change its name to “Evolving Gold Corp.” The name was changed to “Evolving Gold Corp.” because management felt that this name was more appropriate than the prior name which was basically a numerical designation.

Financings

The Company has financed its operations through funds raised in loans, public/private placements of common shares, shares issued for property, shares issued in debt settlements, and shares issued upon exercise of stock options and share purchase warrants.

________________________________________________________________________________ ___________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2004	Issue of Common Shares)	100	$100
	Exercise of Special Warrants (2)	5,750,000	$286,500
	Exercise of Special Warrants (3)	200,000	$10,000
	Exercise of Special Warrants (3)	200,000	$10,000

(1)

These shares were issued to the two founders of the Issuer – Alicia Cumming and International Zimtu Technologies, Inc.

(2)

The Company has issued 1,400,000 Series “A” Special Warrants at $0.01 per warrant for proceeds of $14,000.  The Company has issued 3,250,000 Series “B” Special Warrants at $0.05 per warrant for total proceeds of $162,500.  The Company has issued 1,100,000 Series “F” Special Warrants at $0.10 per warrant for total proceeds of $110,000.  Each Series “A”, “B” and “F” Special Warrant is exchangeable into one common share of the Company on or before the fifth day after the regulatory authorities of British Columbia, Alberta and Ontario issue a final receipt for a prospectus. The final receipt was issued on May 14, 2004.

(3)

These Special Warrants were issued in September 2003 pursuant to an agreement for services with the Issuer’s Canadian legal counsel, Mr. Bruce Bragagnolo.

(4)

These Special Warrants were issued in September 2003 pursuant to an agreement to purchase the Murray Property.

Capital Expenditures

Fiscal Year

Fiscal 2004 (First year of operations)	None
Fiscal 2005 to date	None

4.B.  BUSINESS OVERVIEW

Historical Corporate Development

The Company’s principal business since its incorporation has been the acquisition, and exploration of natural resource properties with the goal, of placing into production any properties warranting such.

The Company currently owns an option to acquire a 70% interest in a mineral property located in the Cameron River Area of the Northwest Territories, Canada, which is known as the Murray Property (the “Property”).  The Company is exploring for gold on the Property.  The Property is in a preliminary stage of exploration and does not have a known commercial body of ore or minerals.

On 7/22/2003, the Company entered into a Property Option Agreement with International Zimtu Technologies Inc. (“Zimtu”) pursuant to which the Company was granted an option to acquire a 70% undivided interest in the Property.  At the time of the Property Option Agreement was entered into, the Company was a wholly owned subsidiary of Zimtu and as such, may be considered to be a party not dealing at arm’s length with Zimtu because of the common management. The Murray Property was originally staked by Jody Dahrouge and sold to Zimtu for the $13,200 cost of staking and a 1% royalty.

Under the terms of the agreement, the Company agreed to acquire all of Zimtu’s right, title and interest in and to the Property and assume all liabilities and obligations in respect thereof in consideration for $17,000 cash in the signing of the Agreement (paid) and the issuance of 200,000 of the Series “P” Special Warrants to Zimtu (issued).  The Company must also incur $250,000 in exploration expenditures on the Property as follows: $15,000 on or before 1 2 / 01 /2004, $85,000 on or before 7/22/2005 and $150,000 on or before 7/22/2006.  Zimtu is to receive a royalty equal to 1% of the net smelter returns (“NSR”) on minerals other than diamonds and 1% of the gross productions (“GOR”) of diamonds from the Property.  The Company can purchase one half of each royalty for $500,000.

Zimtu acquired the Property pursuant to a Mineral Property Agreement dated 6/10/2003 between Zimtu and Jody Dahrouge.  Under this agreement, Mr. Dahrouge will retain a 1% NSR royalty on mineral other than diamonds and 1% GOR royalty on diamonds from the Property.  Zimtu had the right to purchase one half of the NSR royalty and one half of the GOR royalty from Mr. Dahrouge for $500,000 each.

Using the funds raised in the Special Warrant Offering, the Company’s business objective is to conduct further exploration on the Property and compile that information in an effort to further define the mineralization potential of the Property.  The Company is planning an initial exploration program, anticipated to be complied by October 2004.  Additional work on the Property will be contingent upon successful results being obtained from the preliminary exploration program.

During Fiscal 2005, to date, the Issuer has concentrated the majority of its efforts on exploration work on the Property.

The Issuer is an exploration stage company and there is no assurance that a commercially viable mineral deposit exists on its property.  Further evaluation will be required on the property before a final evaluation as to the economics and legal feasibility of the property is determined.

Plan Of Operations

Source of Funds for Fiscal 2004/2005

The Issuer’s primary source of funds since incorporation has been through the issuance of common shares.

The Issuer had a working capital balance of $127,482 at 3/31/2004 and a working capital balance of $76,178 at 6/30/2004, the end of the first fiscal quarter of Fiscal 2005.

Use of Funds for Fiscal 2004/2005

During Fiscal 2005 and Fiscal 2006, respectively, the Issuer estimates that it might expend $120,000 and $150,000 on general/administrative expenses including property evaluation costs ..  During Fiscal 2005 and Fiscal 2006 respectively, the Issuer estimates that it might expend $100,000 and $120,000 on property acquisition/exploration expenses.

Anticipated Changes to Facilities/Employees

Management of the Issuer anticipates no changes to either facilities or employees in the near future.

United States vs. Foreign Sales/Assets

The Issuer has had no revenue during the past fiscal year.

At 3/31/2004, the Issuer’s assets were located in Canada

Material Effects of Government Regulations

The current and anticipated future operations of the Issuer, including further exploration activities, require permits from various Canadian Federal and Provincial governmental authorities.  Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, well safety and other matters.  Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Issuer and cause increases in capital expenditures which could result in a cessation of operations by the Issuer.  The Issuer has had no material costs related to compliance and/or permits in recent years, and anticipates no material costs in the next year.

Seasonality

Dependency upon Patents/Licenses/Contracts/Processes

Sources/Availability of Raw Materials

--- No Disclosure Necessary ---

4.C. Organization Structure

The Issuer was formed under the Canada Business Corporations Act on 6/19/2003 under the name “6109527 Canada Ltd.”

The Issuer has no subsidiaries.

4.D.  Property, Plant and Equipment

The Issuer’s executive offices are located in rented premises of approximately 1,000 sq. ft. at Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia CANADA V6E 4A2.  The Issuer began occupying these facilities on September 1, 2003.  Monthly rent is $1,000.00.

The Issuer’s only property interest as at 3/31/2004 consisted of its Property Option Agreement with International Zimtu Technologies Inc. to acquire a 70% undivided interest in the Property.

The Murray Property is located in the Cameron River Area of the Northwest Territories, Canada.

It is important to note that even if the Issuer completes its exploration programs on its properties and is successful in identifying mineral deposits, a substantial amount of capital (approximately $500,000), over the next 3 years, will still have to be spent on each deposit on further drilling and engineering studies before management will know that the Issuer has a commercially viable mineral deposit on the property.

1. The Murray Property

The Murray Property is without known reserves and the work being done by the Issuer is exploratory in nature.  The Issuer’s interest in the Murray Property stemmed from earlier exploration work, as described below, that was done in the area.

Acquisition of Interest

The Issuer entered into a Property Option Agreement with International Zimtu Technologies (“Zimtu”), a related public company, on July 22, 2003 pursuant to which it was granted an option to acquire a 70% undivided interest in the Murray Property. At the time of the Property Option Agreement the Issuer was a wholly owned subsidiary of Zimtu. Zimtu is currently a major shareholder of the Issuer, owning 5.5% of the outstanding shares.

Under the terms of this agreement the Issuer acquired all of Zimtu’s right, title and interest in and to the Murray Property and assumed all liabilities and obligations in respect thereof in consideration for $17,000 cash on the signing of the Property Option Agreement and the issuance of 200,000 Special Warrants to Zimtu. The Issuer must also incur $250,000 in exploration expenditures on the Property as follows: $15,000 on or before Dec .. 1 , 2004; $85,000 on or before July 22, 2005; and, $150,000 on or before July 22, 2006. If these expenditures are not made by the Issuer, it will forfeit its interest in the property.  Zimtu is to receive a royalty equal to 1% of the net smelter returns (“NSR”) on minerals other than diamonds and 1% of the gross production (“GOR”) of diamonds from the Murray Property.  There is no assurance that any production will ever occur on this property and there are currently no known reserves on the Murray Property. The Issuer has the right to purchase one half of each royalty for $500,000. In the event that Evolving Gold fails to make these payments, Evolving would have to forfeit the property.

Zimtu acquired the Murray Property pursuant to a Mineral Property Agreement dated June 10, 2003 between Zimtu and Jody Dahrouge, an unrelated individual. Under this agreement, Mr. Dahrouge will retain a 1% NSR royalty on minerals other than diamonds and 1% GOR royalty on diamonds from the Property. (There is no assurance that any production will ever occur on this property and there are currently no known reserves on the Murray Property.) Zimtu has the right to purchase one half of the NSR royalty and one half of the GOR royalty from Mr. Dahrouge for $500,000 each.

Location

The Murray Property consists of one mineral claim totalling 2,965 acres and is located 78 kilometres northeast of Yellowknife, NT.  It is three kilometres west of Gordon Lake. See map attached (page 16)

Accessibility, Climate, Infrastructure and Physiography

The property is approximately 78 kilometers northeast of Yellowknife in the Northwest Territories (Figure 1). The current winter road to the Diavik and Ekati diamond mines and the Lupin gold mine passes within five kilometers east of the Murray Property, at Gordon Lake.

During summer months, access to the property is by floatplane or helicopter. During winter months access is by ski-equipped aircraft, helicopter or snowmobile from Gordon Lake. Yellowknife is the closest community and offers a complete range of supplies and services for the mineral exploration industry.

Coronation Gulf
Bathurst Inlet
Napaktulik Lake
GREAT BEAR LAKE
Contwoyto Lake
NORTHWEST TERRITORY
Lac de Gras
Aylmer Lake
Winter Road
MacKay Lake
Artillery Lake
Gordon Lake
Duncan Lake
MURRAY PROPERTY
East Arm
Yellowknife
North Arm
GREAT SLAVE LAKE
MacKenzie River
Slave River
Hay River
Pine Point
ALBERTA
69°
68°
67°
66°
65°
64°
63°
62°
121°
119°
117°
115°
113°
N
SYMBOLS
Property Location
City
Town
Secondary Highway
Gravel Road
Winter Road
Railway
0 50 100 150 200
SCALE (km)
EVOLVING GOLD CORP.
Yellowknife, NT
MURRAY PROPERTY,
NORTHWEST TERRITORY, CANADA
MPS
2004.10

Figure 1
Property Location

History and Previous Work

The Gordon Lake area, within which the Murray Property lies, has a history of exploration of about 70 years. Exploration of this region is considered sporadic, with long periods of inactivity punctuated by a few months of intense exploration.

Exploration on the property has been restricted to an initial trenching program in the late 1930's to early 1940's, and minor sampling programs in the 1980's. No geophysical surveys have been recorded.

After the staking of the PAN claims in the late 1930's, the Consolidated Mining and Smelting Company of Canada, an unrelated company, excavated numerous trenches and pits throughout the Murray Property Area. As well, a shallow exploration shaft was sunk. Subsequent exploration by North Star Mines, an unrelated company, resulted in the excavation of at least one new trench. Since virtually all of the excavation took place over 60 years ago, the current state of the trenches and pits is questionable.

Most early analysis from the property consisted of analyses for precious metals (gold and silver), with occasional analyses for base metals. Geochemical analyses were typically for gold on whole rock (vein and wallrock) samples. Thirty-three samples collected by Nickerson (1972) were analyzed for gold and silver at the Federal Assay Office in Yellowknife.

Mineralization

A commonality of most of the showings containing gold at and near the Murray Property is quartz veining, open space and fracture fillings, replacement bodies, stockworks and silica flooding of the host rock. Gold occurs as native gold and may be associated with sulphide minerals such as arsenopyrite, pyrrhotite, pyrite, chalcopyrite and galena. The gold-bearing veins occur in structures of varying ages, suggesting multiple mineralization events, as opposed to a single mineralization episode. Quartz is most often dense blue-grey, but has also been observed as clear to milky white. The quartz is typically massive and is occasionally brecciated (consisting of angular fragments cemented together).

The following five zones on the Murray Property are of current interest to management:

The No. 1 Zone is the westernmost zone at the property. Large amounts of quartz at the No. 1 Zone are found as veins and replacement bodies.

The No. 3 Zone is northeast of the other zones and parallels a shear zone. This zone is composed of massive blue-gray quartz and quartz stockwork replacement bodies.

The No. 5 Zone is located to the southwest of the No. 3 Zone. Massive quartz veins or replacement fillings within host rock, which is combined with silica, characterize this zone.

Quartz veins and stringers in silicified wallrock are prevalent at the No. 6 Zone, which is located directly east of the No. 1 Zone.

Management believes that the No. 7 Zone, which is south of the other zones, may contain significant gold mineralization. (This has not been proven to date and is based on visual observation by management.) Mineralization is contained within a 0.5 to 2.5 foot wide by 30 foot long quartz-filled fracture that is perpendicular to the strike of the surrounding rock.

2004 Activities by the Issuer

To date, the Issuer has completed no work, other than minor exploration work to fulfill the terms of the option agreement, on the Murray Property. Management commissioned and received an independent technical report on the Murray Property, in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The “Summary Report on the Murray Property” dated September 3, 2003 (the “Report”) was prepared by independent consulting geologist Gary Vivian, P. Eng.

Planned Work Program by the Issuer

The Issuer plans to engage in exploration work on the Murray Property through the end of calendar 2004. The budget for this is $15,000. An initial work program will consist of geologic mapping and rock sampling over a three week period. The success of this initial phase of work will be evaluated based on the assays returned from the sampling, and the surface and subsurface continuity of the mineralized zone based on the geologic mapping. Should these factors indicate that there is not a clearly defined target on the Murray Property, and then no additional funds would be expended on exploration.  However should, significant gold grades over or along a geological or geophysical feature be encountered, then a drilling program would be called for to test the gold grades in the subsurface.  There is no detailed plan of exploration beyond this point. The total meterage of holes to be drilled cannot be estimated until the basic first phase of sampling and geological and geophysical mapping is complete, however combined drilling and assaying costs will run between $150 and $200 per meter, and an initial drilling program consisting of 1000 meters would not be unreasonable. If positive assay results are obtained then additional drilling programs and cost expenditures would be necessary.  In vein deposits, such as the Murray Property, a final drill hole pattern on 50 meter vertical and horizontal intervals, and possibly less would be required to define a mineral reserve. Decision points may occur after or during the drilling program as to whether the Murray Property has a reasonable chance of outlining ore.  The probability of an individual prospect ever having reserves that meet the requirements of Industry Guide 7 is remote, there is always a high probability that the properties of Evolving Gold do not contain reserves, and any funds spent on exploration will probably be lost. Even if ultimately successful in outlining a sufficient tonnage and grade of mineralization, extensive engineering studies are required to determine whether the mineralization would constitute an ore reserve.

Mr. G ar y J. Vivian, B.S., M.S. Geology, will conduct the initial geological mapping and sampling on behalf of Evolving Gold. Mr. Vivian graduated with a Master of Science degree from the University of Alberta in 1987 and had worked as a geologist with Noranda Exploration Company Ltd for nine years. Since 1988 he has worked with Aurora Geosciences, Ltd., a geological consulting company of which he is a full partner.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the Fiscal Year Ended 3/31/2004, the first full year of operation, should be read in conjunction with the financial statements of the Issuer and the notes thereto.

Overview

The Issuer has only been in existence since June 2003.  Since that time, the Issuer has completed private placements and raised $286,500 in cash and entered into an option agreement to purchase an interest in the Murray Property. These private placements occurred in Canada. The Issuer intends to concentrate its efforts for the remainder of Fiscal 2005, ending March 31, 2005, on exploration efforts on the Murray Property.

Results of Operations

Three Months Ended 6/30/2004 vs. Three Months Ended 6/30/2003

The Issuer was not incorporated until June 19, 2003.

During the three months ended June 30, 2004, the Company reported a loss of $51,304 or $0.02 per share.  The Company did not generate any revenue during the period, and incurred minor overhead expenses.

Expenses were $51,304 and include management fees of $18,750, rent and administration fees of $4,050, legal fees of $9,801, consulting fees of $4,000, and promotion and advertising fees of $9,228. Other miscellaneous expenses totaled $5,475.

During the quarter, the Company did not make any exploration or property expenditures.

Fiscal 2004 Ended 6/30/2004 vs. Fiscal 2003 Ended 6/30/2003

During the period from incorporation on June 19, 2003 to the financial year ended March 31, 2004, the Company did not generate any revenue.

Expenses during this period were $152,133 and include management fees of $53,400, rent and administration fees of $41,445, legal fees of $21,450, consulting fees of $20,500, promotion and advertising fees of $4,228, and accounting/audit fees of $5,603.  Other miscellaneous expenses totaled $5,507.

During the period ended March 31, 2004, the Company pre-paid administration and management fees totaling $25,550.

During the period ended March 31, 2004, the Company incurred expenditures of $27,000 for the acquisition of the Murray property, of which $10,000 was paid through the issuance of 200,000 Series “P” Special Warrants of the Company to International Zimtu Technologies Inc.

Fiscal 2003 Ended 6/30/2003 vs. Fiscal 2002 Ended 6/30/2002

Not applicable because the Issuer was not incorporated until June 19, 2003.

Fiscal 2002 Ended 6/30/2002 vs. Fiscal 2001 Ended 6/30/2001

Not applicable because the Issuer was not incorporated until June 19, 2003.

Liquidity and Capital Resources

Fiscal Quarter Ended 6/30/2004

Since incorporation in June 2003, the Company’s capital resources have been limited.  The Company has had to rely upon the sale of equity securities for the cash required for capital acquisitions, exploration and administration, among other things.

The Company will continue to require funds to meet its obligations under the Murray Property option agreement and as a result, will have to continue to rely on equity and debt financing during such period.  There can be no assurance that financing, whether debt or equity, will always be available to the Company in the amount required at any particular time or for any particular period or, if available, that it can be obtained on terms satisfactory to the Company.  The Company must expend a total of $250,000 on the Murray Property over a period of 3 years ($15,000 on or before Dec .. 1 , 2004, $85,000 on or before July 22, 2005 and $150,000 on or before July 22, 2006).  The Company does not have any other commitments for material capital expenditures over either the near or long term or none are presently contemplated other than as disclosed above and or over normal operating requirements.

The Murray Property is in an early exploration stage only and is without a known body of commercial ore.  Further exploration of the Murray Property will only follow upon obtaining satisfactory results.  Exploration for natural resources involves a high degree of risk and few properties which are explored are ultimately developed into producing properties.  There is no assurance that the Company’s exploration activities will result in any discoveries of commercial bodies of ore. The long term profitability of the Company’s operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

The Company’s revenues, if any, are expected to be in large part derived from the extraction and sale of base and precious metals from the Murray Property, such as gold.  The price of those commodities has fluctuated widely, particularly in recent years, and is affected by numerous factors beyond the Company’s control such as including international, economic and political trends, expectations of inflation, currency exchange fluctuations and interest rates.

Fiscal 2003 Ended 3/31/2003

Not applicable because the Issuer was not incorporated until June 19, 2003

Fiscal 2002 Ended 8/31/2002

Not applicable because the Issuer was not incorporated until June 19, 2 002.

US GAAP Reconciliation

Under Canadian GAAP, mineral properties, including exploration and acquisition costs, are carried at cost and written down if the properties are abandoned, sold or if management decides not to pursue the properties.  Under US GAAP, all expenditures relating to mineral interests prior to the completion of a definitive feasibility study, which establishes proven and probable reserves, must be expensed as incurred.  Once a final feasibility study has been completed, additional costs incurred to bring a mine into production are capitalized.

Under Canadian GAAP, stock options granted to employees and non-employees prior to 1/1/2002 are accounted for as capital transactions when the options are exercised.  Subsequent to 1/1/2002, stock options granted to employees continue to be accounted for as capital transactions and stock options granted to non-employees are accounted for using the fair value method.  Under US GAAP, options granted to employees are accounted for by the intrinsic value method, and options granted to non-employees are accounted for under the fair value method.

The reader is advised to consult the Issuer’s audited annual financial statements for the year ended 3/31/2004, particularly Note 10 for quantification of the differences.

5.E.  Off-Balance Sheet Arrangements.

5.F.  Tabular disclosure of contractual obligations.

--- No Disclosure Necessary ---

Critical Accounting Policies

Management is required to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  On a regular basis, we evaluate our estimates and assumptions.  We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

The significant US GAAP versus Canadian GAAP accounting policies that are most critical to aid in fully understanding and evaluating reported financial results include: the expensing of mineral property acquisition/exploration costs; utilizing a ceiling test for the carrying value of producing mineral properties; and accounting for stock-based compensation.

The Issuer capitalizes mineral property acquisition and exploration costs until the property is placed into production, sold, allowed to lapse or otherwise abandoned.  All mineral property acquisition and exploration costs have been acquired for cash and/or common shares.  The Issuer performs periodic evaluations to evaluate recoverability of mineral property costs.  Under SEC interpretation of US GAAP, all such acquisition and/or exploration costs are expensed in the period incurred.

For US GAAP purposes, the Issuer had elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”) to continue to apply the intrinsic value based method of accounting for stock-based compensation under APB 25 “Accounting for Stock Issued to Employees”.  Under the intrinsic value method, stock compensation is the excess, if any, of the quoted market value of the stock at the measured date of the grant over the amount an optionee must pay to acquire the stock.  Under US GAAP, the issue of stock options to non-employees is accounted for under SFAS 123.  The fair value of the stock options granted to non-employees will be estimated using the Black-Scholes option pricing model and the following weighted-average assumptions: dividend yield; expected volatility; risk-free interest rate; and expected average option life.

Recent Accounting Pronouncements Applicable to US

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142.  SFAS 141 requires all business combinations initiated after 6/30/2001 to be accounted for using the purchase method of accounting.  Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually or more frequently if impairment indicators arise.  All other intangible assets will continue to be amortized over their estimated useful lives.  The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after 6/30/2001.  With respect to goodwill and intangible assets acquired prior to 7/1/2001, we are required to adopt SFAS 142 effective 7/1/2002.  The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144.  Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues.  Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset.  SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale.  The adoption of SFAS 144 on 7/1/2002 is not expected to have a material impact on our financial position or results of operations.

On 4/30/2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145"").  Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.  The adoption of SFAS 145 on 5/15/2002 did not have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities.  SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract.  SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).  SFAS No. 146 will be effective for exit or disposal activities of the Issuer that are initiated after 12/31/2002 and are not expected to have a material impact on our financial position or results of operations.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A.  Directors and Senior Management

Table No. 6

Directors and Senior Management

8/31/2004

______________________________________________________________________________

______________________________________________________________________________

Name	Position	Age	Date of First Election Or Appointment
Lawrence Dick (1)	President, CEO & Director	52	June 19, 2003
Warren McIntyre (1)	Corporate Secretary & Director	42	June 19, 2003
Roelof de Jonge (1)	CFO & Director	50	June 19, 2003
Paul Cowley	Director	48	September 15, 2004
Chris Osterman	Director	47	July 15, 2004

------------------------------------------------------------------------------

(1)

Member of Audit Committee

______________________________________________________________________________

Lawrence Dick (President, CEO and Director): Mr. Dick is a Professional Geologist. He also serves as the President and a Director of Continuum Resources Ltd., an unrelated public company. He has been in those capacities with Continuum Resources Ltd. since 2002. During 2001 and 2002 he was a self employed geological consultant. He has been a Director of General Minerals Corp., an unrelated public company, since 1994 and he served as the Executive Vice President of General Minerals Corp. from August, 1995 until January 2001. Mr. Dick spends 50% of his time on the affairs of the Issuer.

Warren McIntyre (Corporate Secretary and Director): Mr. McIntyre has been a corporate communications consultant since January of 2001. During that time he acted as a consultant for Plus International, an unrelated public company (January 2001 until September 2001); Evolve Financial, a private investor relations firm, (2001 until October 2002); Dolphins Resorts, a chain of vacation resorts (November 2002 until February 2003); and, Continuum Resources Ltd., an unrelated public company (March 2003 to present. Mr. McIntyre spends 50% of his time on the affairs of the Issuer.

Roelof de Jonge (Chief Financial Officer and Director): Mr. De Jonge was the President and Chief Executive Officer of Rampton Resources, Inc., an unrelated public company from January 1997 until January 2003. In addition to his position with the Issuer, Mr. De Jonge is also a Director of Mesa Resources, an unrelated public company. He was also a Director of Great Quest Metals Ltd., an unrelated public company, from January 1997 until January 2003. Mr. De Jonge spends 50 % of his time on the affairs of the Issuer.

Paul Cowley (Director): Mr. Cowley is a professional geologist who received his Bachelor of Science (Honors) in Geology from the University of British Columbia in 1979. Since April of 2000 he has been the Vice President of Exploration and a Consulting Geologist for Gold City Industries Ltd., an unrelated public company. During 2002 he was also a Consulting Geologist and the Reverse Circulation Supervisor for Cumberland Resources Corp., an unrelated public company. During 2000 and 2001 he also served as a Consulting Geologist and Regional Exploration Manager for the Hope Bay Joint Venture. He was the Vice President of Exploration and a Director of Rampton Resource Corp. from April of 1997 until April of 1999. He has also served as the President, CEO and a Director since 1997 of Alliance Mining Ltd., an unrelated public company. In all of these capacities, Mr. Cowley has been involved in all facets of mineral exploration.  Mr. Cowley spends 5% of his time on the affairs of the issuer.

Chris Osterman (Director): Dr. Osterman has 25 years of experience in the mining and exploration industry.  Starting as a mining engineer at the San Manuel mine in Arizona in 1979, Dr. Osterman later received a M.S. in Geological Engineering from the University of Arizona (1984) and a Ph.D. in Geology from the Colorado School of Mines (1999).  His experience includes gold, nickel and copper mining and exploration in Southern Africa, silver exploration in Bolivia and porphyry copper exploration in Mexico, Chile, Peru and Mongolia.  He has spent over three years in search for epithermal gold and silver deposits in the western Sierra Madres and porphyry copper deposits in Sonora, Mexico. Dr. Osterman has been self-employed for the past five years. Dr. Osterman spends 10% of his time on the affairs on the issuer.

The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Senior Management serves at the pleasure of the Board of Directors.

No Director and/or Senior Management had been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Senior Management, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct/practice/employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Senior Management.

There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a Director or member of senior management.

6.B.  Compensation

Cash Compensation

Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Senior Management during Fiscal 2004 ended 3/31/2004 was nil.

Table No. 7

Stock Option Grants in Fiscal 2005 ending 3/31/2005

Name	Number of Options Granted	% Of Total Options Granted	Exercise Price per Share	Grant Date	Expiration Date	Mkt. Value of Securities Underlying Options on Date of Grant

Dr. Chris Osterman	250,000	100%	$0.25	07/15/2004	07/15/2009	$0.25
Paul Cowley	250,000	100%	$0.25	0	09/15/2009	$0.25

______________________________________________________________________________

______________________________________________________________________________

The following table gives certain information concerning stock option exercises during Fiscal 2003 by our Senior Management and Directors.  It also gives information concerning stock option values.

Table No. 8

Aggregated Stock Options Exercises in Fiscal 2003

Fiscal Yearend Unexercised Stock Options

Fiscal Yearend Stock Option Values

Senior Management/Directors

Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercised Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at Fiscal Year-End Exercisable/Unexercisable

No Stock Options Were Exercised during Fiscal 2004, ended 3/31/2004 by Senior Management/Directors

_____________________________________  _________________________________________

___________________________________  ___________________________________________

Director Compensation.  The Issuer had no formal plan for compensating its Directors for their service in their capacity as Directors.  Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors.  The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Issuer other than services ordinarily required of a Director.  Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.  The Issuer may grant stock options to Directors, Senior Management and employees.  500,000 stock options have been granted to date during Fiscal 2005 (ending 3/31/2005) and none have been exercised to date. Refer to ITEM #6.E., "Share Ownership" and Table No. 8 for information about stock options outstanding.

Change of Control Remuneration.  The Issuer had no plans or arrangements in respect of remuneration received or that may be received by Executive Officers of the Issuer in Fiscal 2005 to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control, where the value of such compensation exceeds US$60,000 per Senior Management.

Other Compensation.  No Senior Management/Director received “other compensation” in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Senior Management/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.  Except for the stock option program discussed in ITEM #6.E., the Issuer had no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Issuer's Directors or Senior Management.

Pension/Retirement Benefits.  No funds were set aside or accrued by the Issuer during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Senior Management.

6.C.  Board Practices

6.C.1.  Terms of Office.  Refer to ITEM 6.A.1.

6.C.2.  Directors’ Service Contracts.  --- No Disclosure Necessary ---

6.C.3.  Board of Director Committees.

The Issuer has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Issuer and reviews with the independent auditors the scope and results of the Issuer’s audits, the Issuer’s internal accounting controls, and the professional services furnished by the independent auditors to the Issuer.  The current members of the Audit Committee are: Lawrence Dick, Warren McIntyre and Roelof de Jonge.  The Audit Committee met once during Fiscal 2004.

6.D.  Employees

As of 9/15/2004 , the Issuer had no employees only independent contractors, excluding the Senior Management. The independent contractors are individuals who perform work on the Issuer’s property.

6.E.  Share Ownership

Table No. 7 lists, as of 9/1 5 /2004, Directors and Senior Management who beneficially own the Issuer's voting securities, consisting solely of common shares and the amount of the Issuer's voting securities owned by the Directors and Senior Management as a group.

Table No. 9

Shareholdings of Directors and Senior Management

Shareholdings of 5% Shareholders

______________________________________________________________________________

______________________________________________________________________________

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Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class

Common	Lawrence Dick	443,125	7.2%
Common	Warren McIntyre	443,125	7.2%
Common	Roelof de Jonge	443,125	7.2%
Common	Chris Osterman (1)	250,000	3.9%
Common	Bruce Bragagnolo	422,536	6.9%
Common	Core Development Corp.	550,000	8.9%
Common	David Eaton	443,125	7.2%
Common	J. Christopher Grove	500,000	8.1%
Common	Southbank	500,000	8.1%
Common	International Zimtu Technologies Inc.	340,328	5.5%
Common	Paul Cowley (2)	250,000	3.9%
	Total Directors/Management 5% Holders	4,858,364	74.1

(1)

Of these shares 250,000 are represented by currently exercisable share purchase options.

(2)

Of these shares 250,000 are represented by currently exercisable share purchase options.

# based on 6,150,100 shares outstanding as of 9/15/2004

Stock Options.  The terms of incentive options grantable by the Issuer are done in accordance with the rules and policies of the TSX Exchange and the British Columbia Securities Commission, including the number of common shares under option, the exercise price and expiry date of such options and any amendments thereto.  The Issuer adopted a formal written stock option plan (the "Plan") on 9/28/2004. (A copy of the Issuer’s Stock Option Plan is included with this document as an exhibit.)

Such “terms and conditions”, including the pricing of the options, expiry and the eligibility of personnel for such stock options; and are described below.

The principal purposes of the Issuer’s stock option program are to (a) assist the company in attracting, retaining, and motivating directors, officers and employees of the Company and, (b) to closely align the personal interests of such directors, officers and employees with the interests of the Company and its shareholders.

The Plan provides that stock options may be granted to service providers for the Issuer.  The term “service providers” means (a) any full or part-time employee or Officer, or insider of the Issuer or any of its subsidiaries; (b) any other person employed by a company or individual providing management services to the Issuer; (c) any other person or company engaged to provide ongoing consulting services for the Issuer or any entity controlled by the Issuer or (d) any individual engaged to provide services that promote the purchase or sale of the issued securities (any person in (a), (b), (c) or (d) hereinafter referred to as an “Eligible Person”); and (e) any registered retirement savings plan established by such Eligible Person, or any corporation controlled by such Eligible Person, the issued and outstanding voting shares of which are, and will continue to be, beneficially owned, directly or indirectly, by such Eligible Person and/or spouse, children and/or grandchildren of such Eligible Person.  For stock options to Employees, Consultants or Management Company Employees, the Issuer must represent that the optionee is a bona fide Employee, Consultant or Management Company Employee as the case may be.  The terms “insider” “Controlled” and “subsidiary” shall have the meanings ascribed thereto in the Securities Act (Ontario) from time to time.  Subject to the foregoing, the board of directors or Committee, as applicable, shall have full and final authority to determine the persons who are to be granted options under the Plan and the number of shares subject to each option.

The Plan shall be administered by the board of directors of the Issuer or a committee established by the board of directors for that purpose.  Subject to approval of the granting of options by the board of directors or Committee, as applicable, the Issuer shall grant options under the Plan.

The Plan provides that the aggregate number of shares of the Issuer, which may be issued and sold under the Plan, will not exceed 10% of the issued shares of the Issuer.  The Issuer shall not, upon the exercise of any option, be required to issue or deliver any shares prior to (a) the admission of such shares to listing on any stock exchange on which the Issuer’s shares may them be listed, and (b) the completion of such registration or other qualification of such shares under any law, rules or regulation as the Issuer shall determine to be necessary or advisable.  If any shares cannot be issued to any optionee for whatever reason, the obligation of the Issuer to issue such shares shall terminate and any option exercise price paid to the Issuer shall be returned to the optionee.

If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan.  Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.  The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) Options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder’s death;

(b) Options may be exercisable for a maximum of five years from grant date;

(c) Options to acquire no more than 5% of the issued shares of the Issuer may be granted to any one individual in any 12-month period;

(d) Options to acquire no more than 2% of the issued shares of the Issuer may be granted to any one consultant in any 12-month period;

(e) Options to acquire no more than an aggregate of 2% of the issued shares of the Issuer may be granted to an employee conducting investor relations activities (as defined in TSX Venture Exchange Policy 1.1), in any 12 month period;

(f) Options to acquire no more than 10% of the issued shares of the Issuer may be granted to any insiders in any 12-month period;

(g) Options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(h) Options held by an option holder who is engaged in investor relations activities must expire within 30 days after the option holder ceases to be employed by the Issuer to provide investor relations activities; and

(i) In the event of an option holder’s death, the option holder’s personal representative may exercise any portion of the option holder’s vested outstanding options for a period of one year following the option holder’s death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate.  Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing investor relations activities, which will vest in stages over 12 months with no more than one-fourth of the options vesting in any three month period.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Issuer’s common shares as of the date of the grant of the stock option (the “Award Date”).  The market price of the Issuer’s common shares for a particular Award Date will typically be the closing trading price of the Issuer’s common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan.  Where there is no such closing price or trade on the prior trading day “market price” shall mean the average of the most recent bid and ask of the shares of the Issuer on any stock exchange on which the shares are listed or dealing network on which the shares of the Issuer trade.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder.  The Issuer will not provide financial assistance to option holders to assist them in exercising their stock options.

The names and titles of the Directors/Executive Officers of the Issuer to whom outstanding stock options have been granted and the number of common shares subject to such options is set forth in Table No. 10 as of , as well as the number of options granted to Directors and independent contractors.

Table No. 10

Stock Options Outstanding

Name	Number of Shares of Common Stock	Exercise Price	Grant Date	Expiration Date

Officers/Directors:

Dr. Chris Osterman	250,000	$0.25	7/15/2004	7/15/2009
Mr. Paul Cowley	250,000	$0.25		9/15/2009

Total Officers/Directors        500,000

Total Employees/Consultants         nil

Total Officers/Directors/Etc.   500,000

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ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A.  Major Shareholders.

7.A.1.a.  Holdings By Major Shareholders.

Refer to ITEM #6.E and Table No. 7.

7.A.1.b.  Significant Changes in Major Shareholders’ Holdings.

---No Disclosure Required---

7.A.1.c.  Different Voting Rights.  The Issuer’s major shareholders do not have different voting rights.

7.A.2.  Canadian Share Ownership.

On 9/1 5 /2004, the Issuer’s shareholders’ list showed 6,150,100 common shares outstanding and 97 registered shareholders.  The Issuer has researched the indirect holding by depository institutions and other financial institutions estimates that there are: 92 holders of record" resident in Canada, holding 5,551,854 common shares and no “holders of record" resident in the USA. Shareholders located in the United Kingdom and the British West Indies hold the remaining 598,246 common shares.

7.A.3.  Control of the Company  The Issuer is a publicly owned Canadian corporation, the shares of which are owned by Canadian residents and other foreign residents.  The Issuer is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., “History and Growth of the Company”, and ITEM #6.E., “Share Ownership”.

7.A.4.  Change of Control of Company Arrangements

---No Disclosure Necessary---

7.B.  Related Party Transactions

During the period ended March 31, 2004, the Company incurred the following charges with a company who is a significant shareholder (International Zimtu Technologies Inc.) and with a company whose director acts as a manager of the Company: As of 9/15/2004, Zimtu held 5.5% of the Common Shares of the Company.

Consulting	$ 10,500
Management fees	52,400
Promotion and advertising	2,500
Rent and administration fees	41,445

$ 106,845

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

The two related parties are, International Zimtu Technologies Inc. and Shaun Ledding, a manager for the Issuer.

During the period ended March 31, 2004, the Company prepaid a total of $25,550 in respect of a management services agreement to a company whose director acts as manager for the Company. The related party is Shaun Ledding.

During the period ended March 31, 2004, the Company entered into a mineral property option agreement with a public company who is a shareholder of the Company, to which it paid cash of $17,000 and issued 200,000 Series “P” Special Warrants valued at $10,000. The related party is International Zimtu Technologies Inc.

Accounting Fees

The Issuer paid accounting fees of $5,992 and $1,891 to Amisano Hansen   during Fiscal 2004 and Fiscal 2005 (to date), respectively. These accounting fees consisted of auditing the Issuer’s annual financial statements.

Shareholder Loans

---No Disclosure Required---

Amounts Owing to Senior Management/Directors

There have been no transactions since 8/31/2003, or proposed transactions, which have materially affected or will materially affect the Issuer in which any director, executive officer, or beneficial holder of more than 5% of the outstanding common shares, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest.  Management believes the transactions referenced above were on terms at least as favorable to the Issuer as the Issuer could have obtained from unaffiliated parties.

7.C.  Interests of Experts and Counsel

---No Disclosure Necessary---

ITEM 8.  FINANCIAL INFORMATION

8.A.  Consolidated Statements and Other Financial Information

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit reports of Amisano Hansen, Independent Chartered Accountants, are included herein immediately preceding the financial statements.

Audited Financial Statements:

  Fiscal 2004 Ended March 31st

Unaudited Financial Statements:

  6/30/2004

8.A.7.  Legal/Arbitration Proceedings

The Directors and the management of the Issuer do not know of any material, active or pending, legal proceedings against them; nor is the Issuer involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Issuer know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Issuer.

8.B.  Significant Changes

ITEM 9.  THE OFFER AND LISTING

9.A.  Common Share Trading Information

The Company's common shares trade on the CNQ Exchange in Toronto, Ontario, Canada, under the symbol "GOLD".  The Issuer applied for listing on the CNQ Exchange and began trading on the CNQ Exchange on 06/14/2004.

Table No. 13 lists the high and low sales prices on the CNQ Exchange for the last three months. No other disclosure is provided as the Issuer only began trading on June 14, 2004.

____________________________________________________________________________

______________________________________________________________________________

Table No. 13

CNQ Exchange

Common Shares Trading Activity

- Sales -

Canadian Dollars

Period	High	Low

Month Ended 06/30/04	$0.31	$0.24
Month Ended 07/31/04	$0.29	$0.23
Month Ended 08/31/04	$0.26	$0.23
Month Ended 09/30/04	$0.265	$0.19
Month Ended 10/31/04	$0.215	$0.16

Fiscal Year Ended 3/31/2004	Not	Public

______________________________________________________________________________

______________________________________________________________________________

9.A.5.  Common Share Description

Registrar/Common Shares Outstanding/Shareholders

The Issuer has only one class of shares authorized, namely, common shares without par value. There are an unlimited number of common shares authorized. As of 9/1 5 /2004 a total of 6,150,100 shares were issued and outstanding.

All shares are initially issued registered in the name of the shareholder or its nominee. There are no restrictions on the transferability of the shares imposed by the Issuer’s contacting documents.

Pacific Corporate Trust of Canada (located at 625 Howe Street, 10th Floor, Vancouver, B.C. Canada V6C 3B8) is the registrar and transfer agent for the common shares.

Common Share Description

All of the authorized common shares of the Issuer are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.

Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Issuer, holders of common shares are entitled to receive pro rata the assets of Issuer, if any, remaining after payments of all debts and liabilities.

No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).  Unless the Act or the Issuer's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the shareholders may be taken by an ordinary resolution, being approval by a vote of a majority of the votes cast in respect of the matter at the shareholders' meeting.

There are no restrictions on the repurchase or redemption of common shares of the Issuer while there is any arrearage in the payment of dividends or sinking fund installments.

Stock Options

Refer to ITEM 6.E. and Table No. 8 for additional information.

Share Purchase Warrants

As of September 14, 2004 there were no share purchase warrants outstanding.

______________________________________________________________________________

9.A.6.  Differing Rights

9.A.7.a.  Subscription Warrants/Right

9.A.7.b.  Convertible Securities/Warrants

---No Disclosure Necessary---

9.C.  Stock Exchanges Identified

The common shares trade on the CNQ Exchange in Toronto, Ontario.

Refer to ITEM #9.A.4.

ITEM 10.  ADDITIONAL INFORMATION

10.A.  Share Capital

10.A.1.  Authorized/Issued Capital.  As of 3/31/2004 there was an unlimited number of common shares without par value authorized.  At 3/31/2004, there were 100 common shares issued and outstanding.  As of 9 / 15 /2004 there were 6,150,100 common shares issued and outstanding.

During the last five years, $27,000 of the capital has been “paid for” with assets other than cash.

10.A.2.  Shares Not Representing Capital.

10.A.3.  Shares Held By Company.

---No Disclosure Necessary---

10.A.4.  Stock Options/Share Purchase Warrants

10.A.5.  Stock Options/Share Purchase Warrants

---Refer to Table No. 8 and Table No. 10.---

10.A.6.  History of Share Capital

The Issuer has financed its operations through funds raised in public/private placements of common shares and Special Warrants; and shares issued upon conversion of Special Warrants.

______________________________________________________________________________

Fiscal Year	Nature of Share Issuance	Number of Shares	Amount

Fiscal 2004	Issue of Common Shares (1)	100	$100
	Exercise of Special Warrants (2)	5,750,000	$286,500
	Exercise of Special Warrants (3)	200,000	$10,000
	Exercise of Special Warrants (4)	200,000	$10,000

(1) These shares were issued to the two founders of the Issuer – Alicia Cumming and International Zimtu Technologies, Inc.

(2) The Company has issued 1,400,000 Series “A” Special Warrants at $0.01 per warrant for proceeds of $14,000.  The Company has issued 3,250,000 Series “B” Special Warrants at $0.05 per warrant for total proceeds of $162,500.  The Company has issued 1,100,000 Series “F” Special Warrants at $0.10 per warrant for total proceeds of $110,000.  Each Series “A”, “B” and “F” Special Warrant is exchangeable into one common share of the Company on or before the fifth day after the regulatory authorities of British Columbia, Alberta and Ontario issue a final receipt for a prospectus. The final receipt was issued on May 14, 2004.

(3) These Special Warrants were issued in September 2003 pursuant to an agreement for services with the Issuer’s Canadian legal counsel, Mr. Bruce Bragagnolo.

(4) These Special Warrants were issued in September 2003 pursuant to an agreement to purchase the Murray Property.

______________________________________________________________________________

10.A.7.  Resolutions/Authorizations/Approvals

---No Disclosure Necessary---

10.B.  Memorandum and Articles of Association

The Company was incorporated on June 10, 2003 under the Canadian Business and Corporations Act.

There are no restrictions on the business the company may carry on in the Articles of Incorporation.

Under the Company’s articles of association and bylaws a director is not allowed to vote on a proposal, arrangement, contract or transaction in which the director is materially interested.

The Company’s articles of association and bylaws do not allow directors, in the absence of an independent quorum, to vote compensation to themselves or any members of their body.

Part 4 of the Company’s bylaws address the borrowing powers of the directors. The borrowing powers are summarized as follows:

The Directors may, from time to time on behalf of the Company:

a.

borrow money in such manner and amount, on such security from such sources and upon such terms and conditions as they think fit;

b.

issue bonds or other debt instruments outright or as security for any liability or obligation for either the Company or any other person;

c.

mortgage any part or the whole of any property or assets of the Company;

There are no age limit requirements pertaining to the retirement or non-retirement of directors.

A director need not be a shareholder of the Company.

The rights, preferences and restrictions attaching to each class of the Company’s shares are as follows:

Common Shares

All of the authorized shares of common stock of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets.  Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders.  Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities.  No shares have been issued subject to call or assessment.  There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

The Company may by ordinary resolution filed with the Registrar amend its Memorandum to increase the authorized capital of the Company by:

a.

creating shares with par value or shares without par value

b.

increasing the number of shares with par value or without par value

c.

increasing the par value of a class of shares with par value, if no shares of that class are issued.

The Company may by special resolution alter its Memorandum to subdivide, consolidate or change the designation of any or all of its shares in such manner and with such consents of members holding a class of shares as the Company Act provides.

The Company may alter its Memorandum or these Articles:

a.

by special resolution, to create, define and attach special rights and restrictions to any shares, and

b.

by special resolution to vary or abrogate any special rights and restrictions attached to any shares

But no right attached to any issued shares shall be prejudiced or interfered with unless all members holding shares of each class whose right is so affected has given consent in writing, or unless a resolution consenting is passed by three-fourths of such holders at a separate class meeting of the holders.

Redemption Provisions

The Company may, by a resolution of the Directors and in compliance with the Corporation Act, purchase any of its shares at the price and at the terms specified in the resolution. No purchase will be made if, at the time, the Company is insolvent or the purchase would render the Company insolvent. Unless the shares are to be purchased through a stock exchange or the Company is purchasing the shares from an employee or former employee, or if the Company is purchasing the shares from an affiliate or dissenting members, the Company shall make its offer to purchase pro rata to every member who holds shares of the class or kind. If the Company proposes to redeem some but not all of the shares of any class, the Directors may decide the manner in which the shares to be redeemed shall be selected.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The conditions governing the manner in which annual general meetings and extraordinary general meetings of shareholders are convoked, including conditions of admission are described in Part 7 of the Company’s bylaws.  These conditions are summarized as follows:

Annual Meeting. An annual general meeting shall be held once in every calendar year at such time and place as determined by the Directors, but not more than 15 months after the holding of the last preceding annual general meeting.

Extraordinary General Meetings. The Board, the Chairman of the Board, the Managing Director or the President may convene an extraordinary general meeting whenever they see fit. Others who wish to convene a meeting may requisition to do so through the process provided under the Corporations Act.

Every member who is present in person shall have one vote and every member shall have one vote for which he is the registered holder either in person or by proxy. A member holding more than one share in respect of which he is entitled to vote shall be entitled to appoint one or more, but not more than five, proxy holders to attend, act and vote for him.

There are no limitations on the rights to own securities.

There are no provisions of the Company’s articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company.

10.C. Material Contracts

a.  Property Agreement between the Company and International Zimtu Technologies regarding the Murray Property dated July 22, 2003.

b.  Property Agreement between International Zimtu Technologies and Jody Dahrouge regarding the Murray property dated June 10, 2003.

c.  Administrative Services and Rental Agreement between the Company and International Zimtu Technologies dated July 1, 2003.

d.  Agreement regarding revised Murray Property work commitments dated September 16, 2004.

10.D.  Exchange Controls

Canada has no system of exchange controls.  There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to non-resident holders of the Issuer’s securities, except as discussed in ITEM 10, ”Taxation" below.

Restrictions on Share Ownership by Non-Canadians:  There are no limitations under the laws of Canada or in the organizing documents of the Issuer on the right of foreigners to hold or vote securities of the Issuer, except that the Investment Canada Act may require review and approval by the Minister of Industry (Canada) of certain acquisitions of "control" of the Issuer by a "non-Canadian". The threshold for acquisitions of control is generally defined as being one-third or more of the voting shares of the Issuer. "Non-Canadian" generally means an individual who is not a Canadian citizen, or a corporation, partnership, trust or joint venture that is ultimately controlled by non-Canadians.

10.E.  Taxation

Canadian Federal Income Tax Considerations

The following is a brief summary of some of the principal Canadian federal income tax consequences to a holder of common shares of the Issuer (a "U.S. Holder") who deals at arm's length with the Issuer, holds the shares as capital property and who, for the purposes of the Income Tax Act (Canada) (the "Act") and the Canada – United States Income Tax Convention (the "Treaty"), is at all relevant times resident in the United States, is not and is not deemed to be resident in Canada and does not use or hold and is not deemed to use or hold the shares in carrying on a business in Canada.  Special rules, which are not discussed below, may apply to a U.S. Holder that is an insurer that carries on business in Canada and elsewhere.

Under the Act and the Treaty, a U.S. Holder of common shares will generally be subject to a 15% withholding tax on dividends paid or credited or deemed by the Act to have been paid or credited on such shares.  The withholding tax rate is 5% where the U.S. Holder is a corporation that beneficially owns at least 10% of the voting shares of the Issuer and the dividends may be exempt from such withholding in the case of some U.S. Holders such as qualifying pension funds and charities.

In general, a U.S. Holder will not be subject to Canadian income tax on capital gains arising on the disposition of shares of the Issuer unless (i) at any time in the five-year period immediately preceding the disposition, 25% or more of the shares of any class or series of the capital stock of the Issuer was owned by (or was under option of or subject to an interest of) the U.S. holder or persons with whom the U.S. holder did not deal at arm's length, and (ii) the value of the common shares of the Issuer at the time of the disposition derives principally from real property (as defined in the Treaty) situated in Canada. For this purpose, the Treaty defines real property situated in Canada to include rights to explore for or exploit mineral deposits and other natural resources situated in Canada, rights to amounts computed by reference to the amount or value of production from such resources, certain other rights in respect of natural resources situated in Canada and shares of a corporation the value of whose shares is derived principally from real property situated in Canada.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company. A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year. The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

Dividends

A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares.  Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%.  If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend.  The Issuer will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares

A Holder, who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act.  Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Issuer.  The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act.  A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada.  The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation

For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Issuer's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares.  The gain or loss will be a capital gain or capital loss if the Issuer's common shares are a capital asset in U.S. Taxpayer's hands.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Issuer's common shares.  A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability.  A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Issuer's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Issuer may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255.  In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Issuer will be required to file such a return.  Other filing requirements may apply and United States Investors should consult their own tax advisors concerning these requirements.

The US Internal Revenue Code provides special anti-deferral rules regarding certain distributions received by US persons with respect to, and sales and other dispositions (including pledges) of stock of, a passive foreign investment company.  A foreign corporation, such as the Issuer, will be treated as a passive foreign investment company if 75% or more of its gross income is passive income for a taxable year or if the average percentage of its assets (by value) that produce, or are held for the production of, passive income is at least 50% for a taxable year.  The Issuer believes that it was not a passive foreign investment company for the taxable year ended 12/31/2003 and, furthermore, expects to conduct its affairs in such a manner so that it will not meet the criteria to be considered passive foreign investment company in the foreseeable future.

10.F.  Dividends and Paying Agents

The Issuer has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future.  The present policy of the Issuer is to retain future earnings for use in its operations and the expansion of its business.

Notwithstanding the aforementioned: the Issuer is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non-resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders.  The Issuer has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G.  Statement by Experts

The Consent of Amisano Hanson, Chartered Accountants, the Company’s Independent Auditor, has been included as an exhibit to this Amended Registration Statement.

The Consent of Gary Vivian, Registered Professional Geologist, has been included as an exhibit to this amended Registration Statement.

10.H.  Document on Display

--- No Disclosure Necessary ---

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

--- No Disclosure Necessary ---

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A.  Debt Securities            --- No Disclosure Necessary ---

12.B.  Warrants and Rights        --- No Disclosure Necessary ---

12.C.  Other Securities           --- No Disclosure Necessary ---

12.D.  American Depository Shares  -- No Disclosure Necessary ---

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

--- No Disclosure Necessary ---

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY

          HOLDERS AND USE OF PROCEEDS

--- No Disclosure Necessary ---

ITEM 15.  CONTROLS AND PROCEDURES

The Issuer carried out an evaluation, under the supervision and with the participation of the Issuer’s management, including the Issuer’s President, of the effectiveness of the design and operation of the Issuer’s “disclosure controls and procedures” [as defined in the Exchange Act Rule 13a-15(e)] as of the end of the period covered by this report.  Based upon that evaluation, the President concluded that the Issuer’s disclosure controls and procedures are effective in timely alerting them to material information relating to the Issuer required to be included in the Issuer’s periodic SEC filings, and that information is recorded, processed, summarized and reported as and when required.

There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures.  Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

There was no significant change in the Issuer’s internal control over financial reporting that occurred during the Issuer’s most recently completed fiscal year ended 3/31/2004 that has materially affected, or is reasonably likely to materially affect, the Issuer’s internal control over financial reporting.  Nor were there any significant deficiencies or material weaknesses in the Issuer's internal controls requiring corrective actions.

ITEM 16.  RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

ITEM 16B. CODE OF ETHICS

ITEM 16C. PRINCIPAL ACCOUNTING FEES AND SERVICES

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

ITEM 16E. PURCHASES OF EQUITY SECFURITIES BY THE ISSUER/AFFILIATED PURCHASERS

---Not Applicable---

PART III

ITEM 17.  FINANCIAL STATEMENTS

The Issuer's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Issuer, conforms in all material respects for the periods presented with United States GAAP, except as discussed in footnotes to the financial statements.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement.  The audit report of Amisano Hansen, Independent Chartered Accountants, is included herein immediately preceding the audited financial statements.

Audited Financial Statements

Unaudited Financial Statements

ITEM 18.  FINANCIAL STATEMENTS

The Issuer has elected to provide financial statements pursuant to ITEM #17.

ITEM 19.  EXHIBITS

1. Certificate of Incorporation, Certificates of Name Change, Articles of Incorporation, Articles of Amalgamation and By-Laws

2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements – N/A

4. Material Contracts:

a.  Property Agreement between the Company and International Zimtu Technologies regarding the Murray Property dated July 22, 2003. (Previously Filed)

b.

Property Agreement between International Zimtu Technologies and Jody Dahrouge regarding the Murray property dated June 10, 2003. (Previously Filed)

c.

Administrative Services and Rental Agreement between the Company and International Zimtu Technologies dated July 1, 2003. (Previously Filed)

d.

Agreement regarding revised Murray Property work commitments dated September 16, 2004. (Previously Filed)

5. List of Foreign Patents – N/A
6. Calculation of earnings per share – N/A
7. Explanation of calculation of ratios – N/A
8. List of Subsidiaries – N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities – N/A
10.Other documents: 1. Annual General Meeting Material

EVOLVING GOLD CORP.

(A Pre-Exploration Stage Company)

REPORT AND FINANCIAL STATEMENTS

March 31, 2004

#

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors of

Evolving Gold Corp.

(A Pre-Exploration Stage Company)

We have audited the balance sheet of Evolving Gold Corp. as at March 31, 2004 and the statements of loss, shareholders’ equity and cash flows for the period from June 19, 2003 (Date of Incorporation) to March 31, 2004.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2004 and the results of its operations and its cash flows for the period from June 19, 2003 (Date of Incorporation) to March 31, 2004 in accordance with Canadian generally accepted accounting principles.

Vancouver, Canada
April 14, 2004, except as to Note 9, which is as of May 10, 2004	Chartered Accountants

COMMENTS BY AUDITOR FOR US READERS ON CANADA - US REPORTING CONFLICT

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is substantial doubt about a company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes the realization of assets and discharge of liabilities in the normal course of business.  As discussed in Note 1 to the accompanying financial statements, the Company has accumulated significant losses since inception and is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable, both of which raise substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our report to the directors dated April 14, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such uncertainty in the auditors’ report when the uncertainty is adequately disclosed in the financial statements.

Vancouver, Canada
April 14, 2004, except as to Note 9, which is as of May 10, 2004	Chartered Accountants

EVOLVING GOLD CORP.

(A Pre-Exploration Stage Company)

BALANCE SHEET

March 31, 2004

(Stated in Canadian Dollars)

ASSETS
Current
Cash	$ 113,186
GST receivable	3,979
Prepaid expenses – Note 5	25,550

142,715
Mineral property – Notes 3 and 5	27,000

$ 169,715

LIABILITIES
Current
Accounts payable and accrued liabilities	$ 15,233

SHAREHOLDERS’ EQUITY
Share Capital
Authorized:
Unlimited number of common shares
Issued:
100 common shares	100
Special warrants – Notes 4 and 9	306,500
Deficit accumulated during the pre-exploration stage	(152,118)

154,482

$ 169,715

Nature and Continuance of Operations – Note 1

Commitments – Notes 3 and 6

SEE ACCOMPANYING NOTES

EVOLVING GOLD CORP.

(A Pre-Exploration Stage Company)

STATEMENT OF LOSS

for the period from June 19, 2003 (Date of Incorporation) to March 31, 2004

(Stated in Canadian Dollars)

Administrative Costs
Accounting	$ 5,603
Bank charges and interest	223
Consulting – Note 5	20,500
Legal	21,450
Management fees – Note 5	53,400
Office and miscellaneous	635
Promotion and advertising – Note 5	4,228
Rent and administration fees – Note 5	41,445
Transfer agent and filing fees	2,340
Travel	2,309

Loss before other item	(152,133)
Other item:
Interest income	15

Net loss for the period	$ (152,118)

Basic and diluted loss per share	$ (152,118)

Weighted Average Number of Shares Outstanding	1

EVOLVING GOLD CORP.

(A Pre-Exploration Stage Company)

STATEMENT OF CASH FLOWS

for the period from June 19, 2003 (Date of Incorporation) to March 31, 2004

(Stated in Canadian Dollars)

Operating Activities:
Net loss for the period	$ (152,118)
Add: non-cash item
Special warrants issued for legal fees	10,000
Changes in non-cash working items related to operations:
Prepaid expenses	(25,550)
GST receivable	(3,979)
Accounts payable and accrued liabilities	15,233

(156,414)

Financing Activities
Issue of common share	100
Special warrants	286,500

286,600

Investing Activity
Acquisition of mineral property	(17,000)

Increase in cash during the period and cash, end of the period	$ 113,186

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$ -

Income taxes	$ -

Non-cash Transaction – Note 8

EVOLVING GOLD CORP.

(A Pre-Exploration Stage Company)

STATEMENT OF SHAREHOLDERS’ EQUITY

for the period from June 19, 2003 (Date of Incorporation) to March 31, 2004

(Stated in Canadian Dollars)

					Deficit
					Accumulated
					During the
	Common Stock		Special		Exploration
	Shares	Amount	Warrants	Amount	Stage	Total
For cash:
Issuance of shares – at $1	100	$ 100	-	$ -	$ -	$ 100
Issuance of “A” warrants – at 0.01	-	-	1,400,000	14,000	-	14,000
Issuance of “B” warrants – at 0.05	-	-	3,250,000	162,500	-	162,500
Issuance of “F” warrants – at 0.10	-	-	1,100,000	110,000	-	110,000
Issuance of “L” warrants – at 0.05	-	-	200,000	10,000	-	10,000
Issuance of “P” warrants for mineral property acquisition – at 0.05	-	-	200,000	10,000	-	10,000
Net loss for the period ended March 31, 2004	-	-	-	-	(152,118)	(152,118)

Balance, March 31, 2004	100	$ 100	6,150,000	$ 306,500	$ (152,118)	$ 154,482

EVOLVING GOLD CORP.

(A Pre-Exploration Stage Company)

NOTES TO THE FINANCIAL STATEMENTS

March 31, 2004

(Stated in Canadian Dollars)

Note 1

Nature and Continuance of Operations

Evolving Gold Corp. (the “Company”) was incorporated as 6109527 Canada Ltd. on June 19, 2003 under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral properties.  On September 30, 2003, the Company changed its name to Evolving Gold Corp.  At March 31, 2004, the Company was in the exploration stage and had interests in mineral properties located in the Northwest Territories.

The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business.  The Company has accumulated losses of $152,118 since its inception.  Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

Note 2

Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada and are stated in Canadian dollars. Except as disclosed in Note 10, these financial statements conform in all material respects with GAAP in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.  Actual results could vary from these estimates.

The financial statements, have in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)

Financial Instruments

The carrying value of the Company’s financial instruments, consisting of cash and accounts payable and accrued liabilities approximate their fair value due to the short-term maturity of such instruments.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

#

Note 2

Summary of Significant Accounting Policies – (cont’d)

b)

Mineral Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value.  Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off.  Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations.  Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available.  Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property.  Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

a)

Income Taxes

The Company follows the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current period.  Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

d)

Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.  Diluted loss per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock methods and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effects of the computations are anti-dilutive due to the losses incurred.  Accordingly, there is no difference in the amounts presented for basics and diluted loss per share.

#

Note 2

Summary of Significant Accounting Policies – (cont’d)

e)

Exploration Stage Company

The Company is a pre-exploration stage company as defined in Statement of Financial Accounting Standards No. 7 and the Securities and Exchange Commission Act Guide 7.  The Company is devoting its present efforts to exploring and developing its mineral properties and none of its planned principal operations have commenced.  All losses accumulated since inception have been considered as part of the Company’s pre-exploration stage activities.

Note 3

Mineral Property

Pursuant to a property option agreement dated July 22, 2003 between the Company and International Zimtu Technologies Inc. (“Zimtu”), a public company, the Company has the option to earn a 70% undivided interest in certain mineral claims (the “Property”), located 78 kilometres northeast of Yellowknife, Northwest Territories. Consideration is $17,000 cash, exploration expenditures of $250,000 and the issue of 200,000 Special Warrants as follows:

a)

$17,000 cash at the inception of the agreement (paid);

b)

incurring exploration expenditures as follows:

i)

$50,000 on or before July 22, 2004;

ii)

a further $50,000 on or before July 22, 2005;  and

iii)

a further $150,000 on or before July 22, 2006.

c)

the issue of 200,000 Series “P” Special Warrants within 10 days of signing the agreement (issued).

The Company, upon exercise of its option, shall pay to the optionor upon commencement of commercial production, a royalty equal to 1% of the net smelter returns on minerals other than diamonds and 1% of the gross production of diamonds from the Property.  The Company may purchase one half of each of the net smelter return royalty or the gross production diamond royalty at any time for $500,000 for each ½ interest.

#

Note 4

Special Warrants

Series “A” Special Warrants

The Company has issued 1,400,000 Series “A” Special Warrants at $0.01 per warrant for total proceeds of $14,000.

Series “B” Special Warrants

The Company has issued 3,250,000 Series “B” Special Warrants at $0.05 per warrant for total proceeds of $162,500.

Series “F” Special Warrants

The Company has issued 1,100,000 Series “F” Special Warrants at $0.10 per warrant for total proceeds of $110,000.

Series “L” Special Warrants

The Company has issued 200,000 Series “L” Special Warrants at $0.05 per warrant for a total of $10,000 pursuant to legal services performed for the Company.

Series “P” Special Warrants – Note 3

The Company has issued 200,000 Series “P” Special Warrants at $0.05 per warrant for a total of $10,000 pursuant to a mineral property option agreement.

Each Series “A”, “B”, “F”, “L” and “P” Special Warrant is exchangeable into one common share of the Company on or before the fifth day after a final receipt for a prospectus is issued by the regulatory authorities of British Columbia, Alberta and Ontario.

Note 5

Related Party Transactions

During the period ended March 31, 2004, the Company incurred the following charges with a company who is a significant shareholder and with a company whose director acts as a manager of the Company:

Consulting	$ 10,500
Management fees	52,400
Promotion and advertising	2,500
Rent and administration fees	41,445

$ 106,845

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

#

Note 5

Related Party Transactions – (cont’d)

During the period ended March 31, 2004, the Company prepaid a total of $25,550 in respect of a management services agreement to a company whose director acts as manager for the Company.

During the period ended March 31, 2004, the Company entered into a mineral property option agreement with a public company who is a shareholder of the Company, to which it paid cash of $17,000 and issued 200,000 Series “P” Special Warrants valued at $10,000.

Note 6

Commitments

a)

By agreement dated July 1, 2003, the Company has agreed to pay management fees of $5,000 per month to a company whose director acts as manager for the Company.  The agreement is for one year and may be renewed for a further one year term.

b)

By agreement dated July 1, 2003 and extended December 1, 2003, the Company has agreed to pay rent and administration fees of $4,500 per month to a public company which is a significant shareholder of the Company.  The agreement expires June 30, 2004 and may be renewed for a further six month term.

Note 7

Corporation Income Taxes

The Company has accumulated a total of $178,918 in Canadian Development and Exploration Resource Expenditures and a non-capital loss of $152,118 which are available to carry forward and offset future taxable income at various rates per year.  The non-capital loss expires in the year 2011

The significant components of the Company’s future income tax assets are as follows:

Canadian development and exploration expenditures	$ 67,989
Less: valuation allowance	(67,989)

$ -

The Company has recorded a valuation allowance against its future income tax assets based on the extent to which it is unlikely that sufficient taxable income will be realized in the future to utilize all the future tax assets.

#

Note 8

Non-cash Transaction

Investing and financing activities that do not affect cash flows are excluded from the statement of cash flows.  During the period ended March 31, 2004, the Company issued 200,000 Series “P” Special Warrants valued at $0.05 each for a total of $10,000 as payment pursuant to a Mineral Property agreement.  This transaction has been excluded from the statement of cash flows.

Note 9

Subsequent Event

The Company has filed a prospectus with the securities regulatory authorities in the Provinces of Alberta, British Columbia and Ontario to qualify for the public distribution of 6,150,000 common shares to be issued upon the exercise of special warrants (Note 4).

Note 10

Differences Between Canadian and United States Accounting Principles

The financial statements have been prepared in accordance with accounting principles generally accepted in Canada which differ in certain respects with those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States.

The Company’s accounting principles generally accepted in Canada differ from accounting principles generally accepted in the United States as follows:

Mineral Properties and Deferred Exploration Costs

Under accounting principles generally accepted in Canada (“Canadian GAAP”) mineral property acquisition and exploration costs may be deferred and amortized to the extent they meet certain criteria.  Under accounting principles generally accepted in the US ("US GAAP") mineral property acquisition costs and exploration costs must be expensed as incurred unless the mineral properties have proven reserves.  Therefore an additional mineral property acquisition expense is required under US GAAP.

#

Note 10

Differences Between Canadian and United States Accounting Principles – (cont’d)

The impact on the financial statements is as follows:

June 19, 2003
(Date of Incor-
poration) to
March 31,
2004
Statement of Loss

Net loss for the period per Canadian GAAP	$ (152,118)
Mineral property acquisition costs	(27,000)

Net loss for the period per US GAAP	$ (179,118)

Basic and diluted loss per share per US GAAP	$ (179,118)

Statement of Cash Flows

Cash flows used in operating activities per Canadian GAAP	$ (156,414)
Mineral property acquired	(17,000)

Cash flows used in operating activities per US GAAP	(173,414)

Cash flows used in investing activities per Canadian GAAP	(17,000)
Mineral property acquired	17,000

Cash flows provided by investing activities per US GAAP	-

Cash flows provided by financing activities per Canadian and US GAAP	286,600

Increase in cash per Canadian and US GAAP	$ 113,186

#

Note 10

Differences Between Canadian and United States Accounting Principles – (cont’d)

June 19, 2003
(Date of Incor-
portation) to
March 31,
2004
Balance sheet

Total assets per Canadian GAAP	$ 169,715
Mineral property costs	(27,000)

Total assets per US GAAP	142,715
Total liabilities per Canadian and US GAAP	15,233

$ 127,482

Shareholders’ Equity
Deficit, per Canadian GAAP	$ (152,118)
Mineral property costs	(27,000)

Deficit, per US GAAP	(179,118)
Share capital per Canadian and US GAAP	100
Special warrants per Canadian and US GAAP	306,500

$ 127,482

EVOLVING GOLD CORP.

Financial Statements

For the three months ended June 30, 2004

(Prepared without audit)

EVOLVING GOLD CORP.

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

EVOLVING GOLD CORP.

BALANCE SHEETS

(Prepared without audit)

	June 30, 2004	March 31, 2004

ASSETS

Current
Cash	$ 73,874	$ 113,186
GST receivable	6,379	3,979
Prepaid expenses – Note 5	9,500	25,550
	89,753	142,715
Resource property – Notes 3 and 5	27,000	27,000

	$ 116,753	$ 169,715

LIABILITIES

Current
Accounts payable and accrued liabilities	$ 13,575	$ 15,233

SHAREHOLDERS’ EQUITY

Share Capital – Note 4	306,600	100
Special warrants – Note 4	-	306,500
Deficit	(203,422)	(152,118)
	103,178	154,482

	$ 116,753	$ 169,715

Nature and Continuance of Operations – Note 1

APPROVED BY THE DIRECTORS:

“Lawrence Dick” , Director                                                      “Roelof de Jonge” , Director

EVOLVING GOLD CORP.

STATEMENT OF LOSS AND DEFICIT

For the three months ended June 30, 2004

(Prepared without audit)

Administrative Costs
Accounting	$ 200
Bank charges and interest	176
Consulting	4,000
Legal	9,801
Management fees	18,750
Office and miscellaneous	430
Promotion and advertising	9,228
Rent and administration fees	4,050
Transfer agent and filing fees	1,627
Travel	3,042

Net loss for the period	(51,304)
Deficit, beginning of period	(152,118)

Deficit, end of period	$ (203,422)

Basic and fully diluted loss per share	$ (0.02)

EVOLVING GOLD CORP.

STATEMENT OF CASH FLOWS

For the three months ended June 30, 2004

(Prepared without audit)

Operating Activities:
Net loss for the period	$ (51,304)
Changes in non-cash working items related to operations:
Prepaid expenses	16,050
GST receivable	(2,400)
Accounts payable and accrued liabilities	(1,658)
(39,312)

Financing Activities	-

Investing Activities	-

Decrease in cash during the period	(39,312)
Cash, beginning of period	113,186

Cash, end of period	$ 73,874

Supplemental disclosure of cash flow information:
Exchange of special warrants for common shares	$ 306,500

EVOLVING GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

For the three months ended June 30, 2004

(Prepared without audit)

Note 1

Nature and Continuance of Operations

Evolving Gold Corp. (the “Company”) was incorporated as 6109527 Canada Ltd. on June 19, 2003 under the Canada Business Corporation Act and is in the business of acquiring, exploring and evaluating mineral resource properties. On September 30, 2003, the Company changed its name to Evolving Gold Corp. The Company is in the exploration stage and has interests in resource properties located in the Northwest Territories.

The recoverability of amounts shown for resource properties is dependent upon the discovery of economically recoverable reserves, continuation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain financing to complete their development, and future profitable production or disposition thereof.

The financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. The Company has accumulated losses of $203,422 since its inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due.

The Company was inactive during the period ended June 30, 2003 and accordingly, comparative figures are not available.

Note 2

Significant Accounting Policies

These interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual financial statements for the year ended March 31, 2004. These interim financial statements should be read in conjunction with the audited financial statements and the accompanying notes thereto.

Note 3

Resource Property

Pursuant to a property option agreement dated July 22, 2003 between the Company and International Zimtu Technologies Inc. (“Zimtu”), a public company, the Company has the option to earn a 70% undivided interest in certain mineral claims (the “Property”), located 78 kilometres northeast of Yellowknife, Northwest Territories. Consideration is $17,000 cash, exploration expenditures of $250,000 and the issue of 200,000 Special Warrants as follows:

EVOLVING GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

For the three months ended June 30, 2004

(Prepared without audit)

Note 3

Resource Property (continued)

a) $17,000 cash (paid);

b) incurring exploration expenditures as follows:

i) $50,000 on or before July 22, 2004;

ii) a further $50,000 on or before July 22, 2005; and

iii) a further $150,000 on or before July 22, 2006.

c) the issue of 200,000 Series “P” Special Warrants (issued).

The Company, upon exercise of its option, shall pay to the optionor upon commencement of commercial production, a royalty equal to 1% of the net smelter returns on minerals other than diamonds and 1% of the gross production of diamonds from the Property. The Company may purchase one half of each of the net smelter return royalty or the gross production diamond royalty at any time for $500,000 for each ½ interest.

Note 4

Share Capital

Authorized:

Unlimited common shares without par value

	Number	$
Balance, March 31, 2004	100	100
Issuance pursuant to exercise of special warrants
Series “A” special warrants – at $0.01	1,400,000	14,000
Series “B” special warrants – at $0.05	3,250,000	162,500
Series “F” special warrants – at $0.10	1,100,000	110,000
Series “L” special warrants – at $0.05	200,000	10,000
Series “P” special warrants – at $0.05	200,000	10,000
Balance, June 30, 2004	6,150,100	306,600

During the three months ended June 30, 2004, each Series “A”, “B”, “F”, “L” and “P”

Special Warrant was exchanged into one common share of the Company.

EVOLVING GOLD CORP.

NOTES TO THE FINANCIAL STATEMENTS

For the three months ended June 30, 2004

(Prepared without audit)

Note 5

Related Party Transactions

During the three months ended June 30, 2004, the Company incurred charges with a company who is a significant shareholder, with a company whose director acts as a manager of the Company, and with a company with a common director:

	Three months ended June 30, 2004	Period ended Mar. 31, 2004

Consulting	$ -	$ 10,500
Management fees	18,750	52,400
Promotion and advertising	450	2,500
Rent and administration fees	4,050	41,445

	$ 23,250	$ 106,845

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties.

During the period ended March 31, 2004, the Company prepaid a total of $25,550 in respect of a management services agreement to a company whose director acts as manager for the Company. As at June 30, 2004, the prepaid balance under this agreement was reduced to $9,500.

During the period ended March 31, 2004, the Company entered into a resource property option agreement with a public company who is a shareholder of the Company, to which it paid cash of $17,000 and issued 200,000 Series “P” Special Warrants valued at $10,000.

Signature Page

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Evolving Gold Corporation

Registrant

Dated: November 16, 2004	Signed: /s/ Warren McIntyre Warren McIntyre, Corporate Secretary and Director

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